INVESTOR PRESENTATION JULY 2015 Exhibit 99.4

PAGE
DISCLAIMER

FORWARD-LOOKING STATEMENTS
This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-
looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the
Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

PAGE
DISCLAIMER (continued)

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,”
“should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the
Form 20-F filed with the Securities and Exchange Commission on 21 May 2015, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials;
possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and
all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

PAGE
AGENDA
•
Global Strategy and Business Overview
•
USA & Europe Fiber Cement
•
Asia Pacific Fiber Cement
•
Capital Management Framework
•
Group Outlook and Guidance
•
Appendix
4
In
this
Investor
Presentation,
the
company
may
present
financial
measures,
sales
volume
terms,
financial
ratios,
and
Non-US
GAAP
financial
measures
included
in
the
Definitions
and
other
terms
section
of
this
document.
The
company
presents
financial
measures
that
it
believes
are
customarily
used
by
its
Australian
investors.
Specifically,
these
financial
measures,
which
are
equivalent
to
or
derived
from
certain
US
GAAP
measures
as
explained
in
the
definitions,
include
“EBIT”,
“EBIT
margin”,
“Operating
profit
before
income
taxes”
and
“Net
operating
profit”.
The
company
may
also
present
other
terms
for
measuring
its
sales
volume
(“million
square
feet”
or
“mmsf”
and
“thousand
square
feet”
or
“msf”);
financial
ratios
(“Gearing
ratio”,
“Net
interest
expense
cover”,
“Net
interest
paid
cover”,
“Net
debt
payback”,
“Net
debt
(cash)”);
and
Non-US
GAAP
financial
measures
(“Adjusted
EBIT”,
“Adjusted
EBIT
margin”,
“Adjusted
net
operating
profit”,
“Adjusted
diluted
earnings
per
share”,
“Adjusted
operating
profit
before
income
taxes”,
“Adjusted
effective
tax
rate
on
earnings”,
“Adjusted
EBITDA”,
and
“Adjusted
selling,
general
and
administrative
expenses”.
Unless
otherwise
stated,
results
and
comparisons
are
of
the
fourth
quarter
and
full
year
of
the
current
fiscal
year
versus
the
fourth
quarter
and
full
year
of
the
prior
fiscal
year

PAGE
Industry Leadership and Profitable Growth
•
Introduce differentiated
products to deliver a
sustainable competitive
advantage
•
Aggressively grow demand
for our products in targeted
market segments

GLOBAL STRATEGY

PAGE
•
Annual net sales US$1.66b
•
Total assets US$2.0b
•
Strong cash generation
•
Operations in North America, Asia Pacific and
Europe
•
3,178 employees
•
Market cap US$6.3b (approx)
•
S&P/ASX 100 company
•
NYSE ADR listing
Market capitalization as at 24 June 2015. Total assets and employees as at 31 March 2015. Annual net sales for full year ended 31 March 2015.
Total assets exclude asbestos compensation
A GROWTH FOCUSED COMPANY

PAGE GROUP OVERVIEW 7

PAGE
•
Group
net
sales
increased
9%
and
11%
for
the
quarter
and
full
year,
respectively,
compared
to
pcp¹
•
Group
adjusted
net
operating
profit
increased
US$12.0
million
to
US$57.3
million
for
the
quarter
and
US$24.2
million
to
US$221.4
million
for
the
full
year,
when
compared
to
pcp¹
•
Announced
dividends
of a second half ordinary for US27.0 cents per security and a fiscal year
2015 special dividend of US22.0 cents per security
•
Higher
volumes and average net sales price across our USA and Europe and Asia Pacific Fiber
Cement segments
•
Results driven by strong primary demand growth and the continued focus across our plants on operational management and cost management across the Company
•
Our full year USA and Europe Fiber Cement segment EBIT margin came in at 22.4% compared to
21.0% in the pcp, within our target range of 20% to 25%
•
Continuing to invest in high-return organic growth by:
•
Investing in capacity expansion across our US and Australian businesses
•
Investing in primary demand growth programs and organizational capability
FY15 AND Q4 RESULTS -
KEY THEMES

1
Prior corresponding period(s)

PAGE

WORLD LEADER IN FIBER CEMENT
USA & Europe
Asia Pacific
JHX Sales Office
JHX
Manufacturing
Operations
–
Production
Suspended
JHX Manufacturing Operations
1
All percentages are for the full year ended 31 March 2015
² EBIT –
excludes research and development, asbestos-related items, New Zealand weathertightness claims and non-recurring stamp duty

PAGE
Research & Development: Significant and consistent investment
•
US$31.7m spent on Research & Development in FY15
•
US$394.8m spent on Research & Development since 2000
10
CREATING A SUSTAINABLE AND DIFFERENTIATED
ADVANTAGE
History of Fiber Cement Substrate Development
James Hardie
Siding Product

PAGE
Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick
Fiber
Cement
Vinyl
Engineered
Wood
Fire resistant
Hail resistant
Resists warping
Resists buckling
Lasting color
Dimensional stability
Can be repainted

DELIVERING SUPERIOR PRODUCT PERFORMANCE

PAGE
Siding
Primary Products
Soffit
Trim /
Fascia
Backerboard
Commercial
Exteriors
Flooring
Interior Walls /
Ceilings
Brand Portfolio
U.S. & Europe
Asia Pacific
BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS

PAGE
¹ Production was suspended at the Summerville plant in November 2008
USA Plant Locations
USA AND EUROPE FIBER CEMENT SEGMENT
Tacoma, WA
Reno, NV
Fontana, CA
Waxahachie, TX
Cleburne, TX
Summerville,
SC
Plant City, FL
Pulaski, VA
Peru, IL
13
•
Largest fiber cement
producer in North America
•
2,267 employees
•
9 manufacturing plants¹
•
2 research and development
facilities
FY15
FY14
Net Sales
US$1,277m
US$1,128m
EBIT
US$286m
US$237m
EBIT Margin
(US$)
22.4%
21.0%

PAGE Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS 14 USA Fiber Cement Top Line Growth

PAGE USA and Europe Fiber Cement ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS 15 Executing on pricing strategy … ~4% increase realized in FY15

PAGE
USA AND EUROPE: DELIVERING STRONG RETURNS

EBIT Margins remain within our 20% to 25% target range
1
Excludes
asset
impairment
charges
of
US$14.3
million
in
4
th
quarter
FY12,
US$5.8
million
in
3
rd
quarter
FY13
and
US$11.1
million
in
4
th
quarter
FY13

PAGE
•
941 employees
•
5 manufacturing plants across
Australia, New Zealand and the
Philippines
•
1 research and development facility
EBIT and EBIT margin excludes New Zealand weathertightness claims
17
ASIA PACIFIC FIBER CEMENT SEGMENT
Asia Pacific Plant Locations
FY15
FY14
Net Sales
A$435m
A$392m
EBIT
A$103m
A$89m
EBIT Margin  (A$)
23.6%
22.6%

1 EBIT and EBIT margin excludes New Zealand weathertightness claims ASIA PACIFIC: DELIVERING STRONG RETURNS Asia Pacific Fiber Cement Segment 18 PAGE

PAGE
Ceilings and partitions
Philippines
Exterior cladding
Australia
General purpose flooring
Australia
New Zealand
Interior walls
19
TARGETTING THE RIGHT PRODUCT INTO THE RIGHT
MARKET
Asia Pacific Core Markets

PAGE
FINANCIAL MANAGEMENT SUPPORTING GROWTH

1
2
3
Strong Financial
Management
Disciplined Capital
Allocation
Liquidity and
Funding
Strong margins and
operating cash flows
Strong governance and
transparency
Investment-grade
financial management
Investing in R&D and capacity
expansion to support organic
growth
Maintain ordinary dividends
within the defined payout ratio
Flexibility for:
•
Accretive and strategic
inorganic opportunities
•
Withstand market cycles
•
Consider further
shareholder returns
when appropriate
~$590 million of bank
facilities, 64% liquidity as
of Q4’15
2.4 year weighted average
maturity of bank facilities
Completed the sale of
US$325 million 8 year
5.875% senior unsecured
notes
Conservative leveraging of
balance sheet within 1-2
times adjusted EBITDA
target
Financial management consistent with an investment grade credit.
Ability to withstand market cycles and other unanticipated events.

PAGE
US
&
Europe
Fiber
Cement
•
Fiscal
year
2016
addressable
markets
broadly
in
line
with
fiscal
year
2015
growth
rates,
with
some
improvement
in
the
US
new
construction
compared
to
fiscal
year
2015
1
•
McGraw
Hill
Construction
US
Residential
Starts
forecasted
to
be
between
1.1
million
and
1.2
million
2
•
Repair
and
Remodel
Market
continues
to
grow
between
3%
and
4%
compared
to
prior
corresponding
period
•
Input
costs
expected
to
be
broadly
flat
in
fiscal
year
2016,
though
commodity
prices
remain
highly
variable
•
Average
sales
price
expected
to
rise
between
2%
and
3%,
subject
to
changes
in
product
mix
•
Segment
EBIT
margins
within
target
range
of
20%
to
25%
Asia
Pacific
Fiber
Cement
•
Asia
Pacific
businesses
will
continue
to
deliver
improved
results
in
line
with
growth
in
the
local
housing
and
alterations
and
additions
markets
of
the
regions
in
which
we
operate
Balance
Sheet
•
Conservative
leveraging
of
balance
sheet.
Gearing
to
be
within
1-2
times
adjusted
EBITDA,
with
corresponding
interest
expense
FY16 KEY PLANNING ASSUMPTIONS
21
1
Addressable starts reflect multi-family low and single family homes. It excludes multi-family high.
2
FY15 new construction starts were 1.0 million.

APPENDIX

PAGE
1
Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims, tax adjustments and non-recurring stamp duty
2
Excludes asbestos adjustments, AICF SG&A expenses,  New Zealand weathertightness claims and non-recurring stamp duty
KEY RATIOS
23
2015
2014
2013
EPS (Diluted)
1
(US Cents)
50c
44c
32c
Dividend Paid per share
88c
45c
43c
Return on Shareholders’ Funds
1
14.6%
48.1%
34.9%
Return on Capital Employed
2
28.6%
23.8%
17.2%
EBIT/ Sales (Adjusted EBIT margin)
2
18.3%
16.9%
13.7%
Gearing Ratio
1
20.5%
(19.4%)
(12.9%)
Net Interest Expense Cover
2
34.2x
63.2x
39.3x
Net Interest Paid Cover
2
66.1x
-
-
Net Debt Payback
1.0x
-
-
Full Year Ended 31 March

PAGE
FY11
FY12
FY13
FY14
FY15
Net Sales
US$m
814
862
951
1,128
1,277
Sales Volume
mmsf
1,248
1,332
1,489
1,697
1,850
Average
Price
US$ per msf ²
648
642
626
652
675
EBIT
US$m¹
160
163
163
237
286
EBIT Margin %¹
20
19
17
21
22
24
1
Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively
2
During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber
Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in mmsf. As the revenue contribution of these ancillary products
has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.
USA AND EUROPE FIBER CEMENT –
5 YEAR RESULTS
OVERVIEW

PAGE
FY11
FY12
FY13
FY14
FY15
Net Sales
US$m
353
376
370
366
380
Sales Volume
mmsf
408
392
394
417
456
Average
Price
A$ per msf
1
906
906
901
930
942
EBIT
US$m
2
79
86
75
83
90
EBIT Margin
%
2
23
23
20
23
24
25
ASIA
PACIFIC
FIBER
CEMENT
–
5
YEAR
RESULTS
OVERVIEW
1
2
   During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and
Asia Pacific Fiber Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in mmsf. As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fiber cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.
   Excludes New Zealand weathertightness claims of US$5.4 million , US$13.2 million , US$1.8 million and US$4.3 million in FY12, FY13, FY14 and
FY15, respectively

PAGE
Summary
Net sales increased 9%, favorably impacted by:
•
Higher sales volumes
•
Higher average net sales prices in local currencies in both the
USA and Europe and Asia Pacific Fiber Cement segments
Gross profit margin increased 380 bps impacted by:
•
Economies of scale through increased volume
•
Improved plant performance
•
Higher average net sales price in the USA and Europe
•
Partially offset  by higher input costs
SG&A expenses increased primarily due to:
•
Higher compensation and discretionary expenses
•
Higher realized losses on foreign currency transactions caused by the strengthening of the US dollar
Non-operating expenses:
•
Interest expense increased related to our debt position
•
Income tax benefit decreased primarily driven by a reduction in the unfavorable asbestos adjustments compared to the prior
corresponding quarter
RESULTS FOR THE 4   QUARTER
26
th
US$ Millions
Q4 '15
Q4 '14
% Change
Net sales
411.3
376.4
9
Gross profit
152.5
125.5
22
SG&A expenses
(68.8)
(61.9)
(11)
Research & development expenses
(7.6)
(8.0)
5
Asbestos adjustments
(63.5)
(322.0)
80
EBIT
12.6
(266.4)
Net interest expense
(4.0)
(0.4)
Other (expense) income
(1.0)
1.2
Income tax benefit
20.1
78.8
Net operating profit
27.7
(186.8)
Three Months Ended 31 March

PAGE
1
Includes AICF SG&A expenses and AICF interest income, net
RESULTS FOR THE 4   QUARTER (continued)
27
Summary
Asbestos adjustments reflects:
•
A US$111.3 million unfavorable movement in the underlying
actuarial valuation
•
Offset by a US$47.8 million favorable exchange rate
difference as the AUD/USD exchange rate decreased 7%
compared to a 3% increase in the pcp
The New Zealand weathertightness benefit reflects:
•
Favorable claims settlements
•
A higher rate of claim resolution, fewer open claims and a
continued reduction in the number of new claims received
Adjusted net operating profit increased 26%, largely due to:
•
41% increase in operating segment adjusted EBIT
•
An increase in adjusted income tax expense of US$5.7 million
•
Other expense of US$2.2 million and gross interest expense of
US$4.0 million
US$ Millions
Q4 '15
Q4 '14
% Change
Net operating profit (loss)
27.7
(186.8)
Asbestos:
Asbestos adjustments
63.5
322.0
80
Other asbestos
¹
0.2
0.2
-
New Zealand weathertightness claims
(0.1)
1.1
Non-recurring stamp duty
4.2
-
Asbestos and other tax adjustments
(38.2)
(91.2)
Adjusted net operating profit
57.3
45.3

th
Three Months Ended 31 March

PAGE
RESULTS –
FULL YEAR
28
Summary
Net sales increased 11%, favorably impacted by:
•
Higher sales volumes; and
•
Higher average net sales prices in the USA and Europe and Asia
Pacific Fiber Cement segments
Gross profit margin increased 100 bps impacted by:
•
Higher volumes and average net sales prices
•
Partially offset by higher input cots
SG&A expenses increased primarily due to:
•
Higher compensation and discretionary expenses
•
Higher realized losses on foreign currency transactions caused by the strengthening of the US dollar
Non-operating expenses:
•
Interest expense increased due to the use of our debt  facilities
•
Other expenses reflect the impact of unrealized foreign exchange and interest rate swap losses
•
Income tax expense increased primarily due to a reduction in the unfavorable asbestos adjustments and a non-recurring favorable tax adjustment in the prior period.
.
US$ Millions
FY15
% Change
Net sales
1,656.9
1,493.8
11
Gross profit
578.8
506.4
14
SG&A expenses
(245.5)
(224.4)
(9)
Research & development expenses
(31.7)
(33.1)
4
Asbestos adjustments
33.4
(195.8)
EBIT
335.0
53.1
Net interest expense
(7.5)
(1.1)
Other (expense) income
(4.9)
2.6
Income tax (expense) benefit
(31.3)
44.9
Net operating profit
291.3
99.5
Full Year Ended 31 March
FY14

PAGE
1
Includes AICF SG&A expenses and AICF interest income, net
RESULTS –
FULL YEAR (continued)
29
Summary
Asbestos adjustments reflect:
•
A US$144.7 million favorable exchange rate difference as
the AUD/USD exchange rate decreased 17% compared to a
12% decrease in the pcp.
•
A US$111.3 million unfavorable movement in the underlying
actuarial valuation
New Zealand weathertightness moved from an expense to a
benefit due to:
•
Favorable claims settlements
•
Higher rate of claim resolution, fewer open claims and a
continued reduction in the number of new claims received
Adjusted net operating profit increased 12%, largely due to:
•
20% increase in operating segment adjusted EBIT
•
US$14.6 million increase in adjusted tax expense
•
Other expense of US$7.5 million and gross interest expense of
US$5.8 million
US$ Millions
FY15
FY14
% Change
Net operating profit
291.3
99.5
Asbestos:
Asbestos adjustments
(33.4)
195.8
Other asbestos
1
1.1
(0.8)
New
Zealand
weathertightness
claims
(4.3)
1.8
Non-recurring stamp duty
4.2
-
Asbestos and other tax adjustments
(37.5)
(99.1)
62
Adjusted net operating profit
221.4
197.2
12
Full Year Ended 31 March

PAGE
GROSS PROFIT -
GROUP
30
•
Gross
profit
margins
remain
strong,
expanding
above
primary
demand
growth
rates
•
Price
improvements
continue
as
we
execute
on
pricing
strategies
and
reduce
pricing
inefficiencies
•
Production
costs
are
higher
as
a
result
of
the
higher
market
prices
for
pulp,
gas
and
silica
raw
materials,
however,
as
we
continue
to
focus
on
cost
management
and
operational
excellence,
plant
performance
remains
on
a
positive
trend
line
$101.8
$152.5
31.2%
37.1%
28.0
29.0
30.0
31.0
32.0
33.0
34.0
35.0
36.0
37.0
38.0
-
20.0
40.0
60.0
80.0
100.0
120.0
140.0
160.0
180.0
Q4 FY13
Q4 FY14
Q4 FY15

PAGE
1
Includes Asbestos adjustments, AICF SG&A expenses and AICF interest expense, net
2
Excludes tax effects of Asbestos and other tax adjustments
•
23.7%
adjusted
effective
tax
rate
(ETR)
for
the
year
•
Adjusted
income
tax
expense
and
adjusted
ETR
increased
due
to
a
higher
proportion
of
taxable
earnings
in
jurisdiction
with
higher
tax
rates
•
The
difference
between
adjusted
income
tax
expense
and
income
tax
expense
decreased
primarily
due
to
lower
asbestos
and
other
tax
adjustments
•
Income
taxes
are
paid
and
payable
in
Ireland,
the
US,
Canada,
New
Zealand
and
the
Philippines
•
Income
taxes
are
not
currently
paid
or
payable
in
Europe
(excluding
Ireland)
or
Australia
due
to
tax
losses.
Australian
tax
losses
primarily
result
from
deductions
relating
to
contributions
to
AICF
INCOME TAX
31
Q4’15
Q4’14
FY15
FY14
Operating profit (loss) before taxes
7.6
(265.6)
322.6
54.6
Asbestos:
Asbestos adjustments
1
63.7
322.2
(32.3)
195.0
NZ weathertightness claims
(0.1)
1.1
(4.3)
1.8
Non-recurring stamp duty
4.2
-
4.2
-
Adjusted net operating profit
before taxes
75.4
57.7
290.2
251.4
Adjusted income tax expense
2
(18.1)
(12.4)
(68.8)
(54.2)
Adjusted effective tax rate
24.0%
21.5%
23.7%
21.6%
Income tax benefit (expense)
20.1
78.8
(31.3)
44.9
Income taxes paid
35.6
11.6
Income taxes payable
1.8
5.4
Three Months and Full Year Ended 31 March

PAGE
1
CASHFLOW
32
•
Net income increased US$191.8 million
compared to prior year
•
Cash flow from operations includes US$113.0
million contribution to AICF paid in Q2’15
•
Higher use of working capital primarily driven by
accounts payable and inventory:
•
Interest payable on senior unsecured
notes
•
Inventory as the result of:
•
FY15 Fontana plant commissioning
•
Inventory build for the anticipated
demand in FY16
•
Capital expenditures include plant capacity
expansions and land and building purchases at
Tacoma and Rosehill facilities
•
US$397.5 million gross debt position as of
Q4’15
1
Includes Asbestos Adjustments and changes in asbestos-related assets and liabilities
2
Includes capitalized interest and proceeds from sale of property, plant and equipment
(US$ Millions)
FY 2015
FY 2014
Change (%)
Net Income
291.3
99.5
Asbestos related
1
(33.0)
194.1
Annual AICF contribution
(113.0)
-
Depreciation & Amortization
70.9
61.4
15
Working Capital
(12.8)
31.3
Other non-cash items
(23.9)
(63.5)
(62)
Cash Flow from Operations
179.5
322.8
(44)
Capital
Expenditures
2
(277.9)
(114.7)
Acquisition of a business
-
(4.1)
Free Cash Flow
(98.4)
204.0
Dividends Paid
(390.1)
(199.1)
(96)
Net proceeds from long-term debt
389.1
-
Share related activities
(3.6)
12.8
Free Cash Flow after Financing Activities
(103.0)
17.7

PAGE
FY15 KEY GLOBAL CAPEX PROJECTS

Project Description
Full Year FY15
Plant
City,
Florida
-
4
sheet
machine
and
ancillary
facilities
th
US$46.4 million
Cleburne, Texas -
3
rd
sheet machine and ancillary facilities
US$24.7 million
Carole Park, Queensland -
Capacity expansion project
US$36.2 million
Tacoma, Washington -
Land and buildings
US$28.3 million
Rosehill, New South Wales -
Land and buildings
US$37.5 million
Total capacity expansion spend
US$173.1 million

PAGE
CAPEX

•
Continuing to invest in capacity expansion in
the US and Australia
•
Construction on brownfield capacity projects
nearing completion:
•
Plant
City,
FL
•
Cleburne,
TX
•
Carole
Park,
Australia
•
Opportunistic land purchases completed at
Tacoma (US) and Rosehill (Australia) sites
•
Maintenance and other CAPEX consistent
with historical trend
$65.8
$107.3
$103.1
Land and Buildings
Capacity
Maintenance & Other
CAPEX
Spend
-
Full
Year
FY15

PAGE
US INPUT COSTS
Discussion:
•
Input costs have generally trended higher
than the prior year
•
The price of NBSK pulp reached its peak
during the year, but has trended down
slightly during the fourth quarter
•
The cost of gas and electric for industrial
users increased above their historical four
year average in the current year
•
We are engaged in effective sourcing
strategies to reduce the impact of increasing
market prices
35
The information underlying the table above is sourced as follows:
•
Pulp –
Cost per ton –
from RISI
•
Gas
–
Cost
per
thousand
cubic
feet
for
industrial
users
–
from
US
Energy
Information
Administration
•
Electric
–
Cost
per
thousand
kilowatt
hour
for
industrial
users
–
from
US
Energy
Information
Administration
•
Cement –
Relative index from the Bureau of Labor Statistics
Quarterly US Input Costs
0
200
400
600
800
1,000
1,200
0
1
2
3
4
5
6
7
8
9
10
PULP
GAS
ELECTRIC
CEMENT

PAGE
ASBESTOS COMPENSATION
SUMMARY
•
Updated actuarial report completed as at 31 March 2015
•
Undiscounted and uninflated central estimate increased to US$1.566 billion from US$1.547 billion
•
Total contributions of US$113.0 million were made to AICF during FY2015 from our FY2014 free cash flow
•
From the time AICF was established in February 2007, we have contributed A$718.1 million to the fund*
*As at 31 March 2015

PAGE
ASBESTOS FUND –
PRO FORMA
37
Claims Data
For the quarter and full year ended 31 March 2015,
we note the following related to asbestos claims:
•
Claims received during the full year were 9%
above actuarial estimates and the prior period
corresponding period
•
The higher reported mesothelioma claims
experience noted during FY’14 has continued
for the current full year
•
Average claim settlement is flat for the full
year, compared to the prior corresponding
period
•
Actual dollars paid in compensation was 4%
above the full year actuarial estimate
1       Average claim settlement is derived as the total amount paid divided by the number of non-nil claim
2       This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.
FY15
FY14
% Change
Claims received
665
608
(9)
Actuarial estimate for the period
610
540
(13)
Difference in claims received to actuarial
estimate
(55)
(68)
19
Average claim settlement
(A$)
254,000
253,000
Actuarial estimate for the period
(A$)
289,000
262,000
(10)
Difference in claims paid to actuarial estimate
35,000
9,000
Full Year Ended 31 March
1
2

PAGE
ASBESTOS CASH MOVEMENTS FOR FULL YEAR ENDED 31 MARCH
A$ millions
AICF cash and investments - 31 March 2014
65.5
Contribution to AFFA by James Hardie
119.9
Insurance recoveries
33.2
Loan Drawdowns
17.7
Loan Repayments
(51.0)
Interest income, net
1.6
Claims paid
(154.3)
Operating costs
(4.7)
Other
1.0
AICF cash and investments - 31 March 2015
28.9
On 1 July 2015, James Hardie contributed A$81.1m to AICF in accordance with the AFFA.

PAGE
DEFINITIONS AND OTHER TERMS
Definitions
Non-financial Terms
AFFA
–
Amended and Restated Final Funding Agreement
AICF
–
Asbestos
Injuries
Compensation
Fund
Ltd
NBSK
–
Northern
Bleached
Soft
Kraft;
the
company's
benchmark
grade
of
pulp
Legacy
New
Zealand
weathertightness
claims
(“New
Zealand
weathertightness
claims”)
–
Expenses
arising
from
defending
and
resolving
claims
in
New
Zealand
that
allege
poor
building
design,
inadequate
certification
of
plans,
inadequate
construction
review
and
compliance
certification
and
deficient
work
by
sub-contractors

PAGE
DEFINITIONS AND OTHER TERMS
Financial Measures –
US GAAP equivalents
This
document
contains
financial
statement
line
item
descriptions
that
are
considered
to
be
non-US
GAAP,
but
are
consistent
with
those
used
by
Australian
companies.
Because
the
company
prepares
its
Consolidated
Financial
Statements
under
US
GAAP,
the
following
table
cross-references
each
non-US
GAAP
line
item
description,
to
the
equivalent
US
GAAP
financial
statement
line
item
description
used
in
the
company’s
Condensed
Consolidated
Financial
Statements:
40
Management's Discussion and Analysis
of Results and Media Release
Consolidated Statements of Operations and Other
Comprehensive Income (Loss) (US GAAP)
Net sales
Net sales
Cost of goods sold
Cost of goods sold
Gross profit
Gross profit
Selling, general and administrative expenses
Selling, general and administrative expenses
Research and development expenses
Research and development expenses
Asbestos adjustments
Asbestos adjustments
EBIT*
Operating income (loss)
Net interest income (expense)*
Sum of interest expense and interest income
Other income (expense)
Other income (expense)
Operating profit (loss) before income taxes*
Income (loss) before income taxes
Income tax (expense) benefit
Income tax (expense) benefit
Net operating  profit (loss)*
Net income (loss)
*-
Represents non-US GAAP descriptions used by Australian companies

PAGE
DEFINITIONS AND OTHER TERMS
EBIT
margin
–
EBIT
margin
is
defined
as
EBIT
as
a
percentage
of
net
sales
Sales
Volumes
mmsf
–
million
square
feet,
where
a
square
foot
is
defined
as
a
standard
square
foot
of
5/16”
thickness
msf
–
thousand
square
feet,
where
a
square
foot
is
defined
as
a
standard
square
foot
of
5/16”
thickness
Financial Ratios
Gearing Ratio
–
Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover
–
EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover
–
EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback
–
Net debt (cash) divided by cash flow from operations
Net debt (cash)
–
Short-term and long-term debt less cash and cash equivalents
Return on capital employed
–
EBIT divided by gross capital employed

PAGE
Adjusted
EBIT
and
Adjusted
EBIT
margin
–
Adjusted
EBIT
and
Adjusted
EBIT
margin
are
not
measures
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
EBIT
and
EBIT
margin.
Management
has
included
these
financial
measures
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations
and
provides
useful
information
regarding
its
financial
condition
and
results
of
operations.
Management
uses
these
non-US
GAAP
measures
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
42
US$ Millions
Q4 FY15
Q4 FY14
FY15
FY14
EBIT
12.6
$
(266.4)
$
335.0
$
53.1
$
Asbestos:
Asbestos adjustments
63.5
322.0
(33.4)
195.8
AICF SG&A expenses
0.6
0.7
2.5
2.1
New Zealand weathertightness claims
(0.1)
1.1
(4.3)
1.8
Non-recurring stamp duty
4.2
-
4.2
-
Adjusted EBIT
80.8
57.4
304.0
252.8
Net sales
411.3
$
376.4
$
1,656.9
$
1,493.8
$
Adjusted EBIT margin
19.6%
15.3%
18.3%
16.9%
Three Months and Full Year Ended 31 March

PAGE
Adjusted
net
operating
profit
–
Adjusted
net
operating
profit
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
net
operating
profit.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
43
US$ Millions
Q4 FY15
Q4 FY14
FY15
FY14
Net operating profit
27.7
$
(186.8)
$
291.3
$
99.5
$
Asbestos:
Asbestos adjustments
63.5
322.0
(33.4)
195.8
AICF SG&A expenses
0.6
0.7
2.5
2.1
AICF interest income, net
(0.4)
(0.5)
(1.4)
(2.9)
New Zealand weathertightness claims
(0.1)
1.1
(4.3)
1.8
Non-recurring stamp duty
4.2
-
4.2
-
Asbestos and other tax adjustments
(38.2)
(91.2)
(37.5)
(99.1)
Adjusted net operating profit
57.3
$
45.3
$
221.4
$
197.2
$
Three Months and Full Year Ended 31 March

PAGE
Adjusted
diluted
earnings
per
share
–
Adjusted
diluted
earnings
per
share
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
diluted
earnings
per
share.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
44
NON-US GAAP FINANCIAL MEASURES
Q4 FY15
Q4 FY14
FY15
FY14
Adjusted net operating profit (US$ millions)
57.3
$
45.3
$
221.4
$
197.2
$
Weighted average common shares outstanding
-
Diluted (millions)
446.4
445.8
446.4
444.6
Adjusted diluted earnings per share (US cents)
13
10
50

Three Months and Full Year Ended 31 March

PAGE
Adjusted
effective
tax
rate
on
earnings
–
Adjusted
effective
tax
rate
on
earnings
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
effective
tax
rate.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
45
NON-US GAAP FINANCIAL MEASURES
US$ Millions
Q4 FY15
Q4 FY14
FY15
FY14
Operating profit before income taxes
7.6
$
(265.6)
$
322.6
$
54.6
$
Asbestos:
Asbestos adjustments
63.5
322.0
(33.4)
195.8
AICF SG&A expenses
0.6
0.7
2.5
2.1
AICF interest expense, net
(0.4)
(0.5)
(1.4)
(2.9)
New Zealand weathertightness claims
(0.1)
1.1
(4.3)
1.8
Non-recurring stamp duty
4.2
-
4.2
-
Adjusted operating profit before income taxes
75.4
$
57.7
$
290.2
$
251.4
$
Income tax benefit (expense)
20.1
$
78.8
$
(31.3)
$
44.9
$
Asbestos-related and other tax adjustments
(38.2)
(91.2)
(37.5)
(99.1)
Adjusted income tax (expense)
(18.1)
$
(12.4)
$
(68.8)
$
(54.2)
$
Effective tax rate
(264.5%)
29.7%
9.7%
(82.2%)
Adjusted effective tax rate
24.0%
21.5%
23.7%
21.6%
Three Months and Full Year Ended March

PAGE
Adjusted
EBITDA
–
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
an
alternative
to,
or
more
meaningful
than,
income
from
operations,
net
income
or
cash
flows
as
defined
by
US
GAAP
or
as
a
measure
of
profitability
or
liquidity.
Not
all
companies
calculate
Adjusted
EBITDA
in
the
same
manner
as
James
Hardie
has
and,
accordingly,
Adjusted
EBITDA
may
not
be
comparable
with
other
companies.
Management
has
included
information
concerning
Adjusted
EBITDA
because
it
believes
that
this
data
is
commonly
used
by
investors
to
evaluate
the
ability
of
a
company’s
earnings
from
its
core
business
operations
to
satisfy
its
debt,
capital
expenditure
and
working
capital
requirements
NON-US GAAP FINANCIAL MEASURES
46
US$ Millions
Q4 FY15
Q4 FY14
FY15
FY14
EBIT
12.6
$
(266.4)
$
335.0
$
53.1
$
Depreciation and amortization
18.9
15.2
70.9
61.4
Adjusted EBITDA
31.5
$
(251.2)
$
405.9
$
114.5
$
Three Months and Full Year Ended 31 March

PAGE
Adjusted
selling,
general
and
administrative
expenses
–
Adjusted
selling,
general
and
administrative
expenses
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
selling,
general
and
administrative
expenses.
Management
has
included
these
financial
measures
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations
and
provides
useful
information
regarding
its
financial
condition
and
results
of
operations.
Management
uses
these
non-US
GAAP
measures
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
47
US$ Millions
Q4 FY15
Q4 FY14
FY15
FY14
Selling, general and administrative expenses
68.8
$
61.9
$
245.5
$
224.4
$
Excluding:
New Zealand weathertightness claims benefit (expense)
0.1
(1.1)
4.3
(1.8)
AICF SG&A expenses
(0.6)
(0.7)
(2.5)
(2.1)
Non-recurring stamp duty
(4.2)
-
(4.2)
-
Adjusted selling, general and administrative expenses
64.1
$
60.1
$
243.1
$
220.5
$
Net Sales
411.3
$
376.4
$
1,656.9
$
1,493.8
$
Selling, general and administrative expenses as a
percentage
of net sales
16.7%
16.4%
14.8%
15.0%
Adjusted selling, general and administrative expenses
as a percentage of net sales
15.6%
16.0%
14.7%
14.8%
Three Months and Full Year Ended 31 March

INVESTOR PRESENTATION JULY 2015